FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Subject- Intimation sent to Indian Stock Exchanges under Regulation 30(5) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

Dear Sirs,

The Bank has made the following disclosure to Indian Stock Exchanges under the above Regulations:

Pursuant to Regulation 30(5) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform you about the contact details of the Key Managerial Personnel (KMP) of the Company who have been authorised by the Board of Directors of the Company for determining the materiality of any event or information and for the purpose of making the necessary disclosures to the Stock Exchanges.

Sr. No.	Name and designation of the KMP	Contact details
1.	Mr. Rakesh Jha Chief Financial Officer	Telephone: 022-26538826 022-26537987 Email ID: companysecretary@icicibank.com
2.	Mr. P. Sanker Senior General Manager (Legal) & Company Secretary

Pursuant to the authority granted by the Board, such officials as may be authorised by the CFO/Company Secretary will file the disclosures with the Stock Exchanges.

Kindly take the above details on record. The above details are also displayed on our website www.icicibank.com.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 7, 2015	By:		/s/ Ranganath Athreya

			Name :	Mr. Ranganath Athreya

			Title :	General Manager - Joint Company Secretary & Head Compliance - Private Banking, Capital Markets & Non Banking Subsidiaries